4
1
<SROS>NYSE
<REPORTING-OWNER>
  1054418
  Director
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Jabil Circuit, Inc.
  0000898293
  <IRS-NUMBER>38-188-6260
</SUBJECT-COMPANY>
<PERIOD>04/28/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Morean, William D.
   10560 Dr. Martin Luther King Street


   St. Petersburg, FL  33716
2. Issuer Name and Ticker or Trading Symbol
   Jabil Circuit, Inc. (JBL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/28/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                  04/28/03    S        62,700        D  $19.0000                    I  Cheyenne Hldgs Lt
                                                                                                                   d P (1)
Common Stock                                  04/28/03    S        1,400         D  $19.0100                    I  Cheyenne Hldgs Lt
                                                                                                                   d P
Common Stock                                  04/28/03    S        2,600         D  $19.0200                    I  Cheyenne Hldgs Lt
                                                                                                                   d P
Common Stock                                  04/28/03    S        4,300         D  $19.0300                    I  Cheyenne Hldgs Lt
                                                                                                                   d P
Common Stock                                  04/28/03    S        2,800         D  $19.0400                    I  Cheyenne Hldgs Lt
                                                                                                                   d P
Common Stock                                  04/28/03    S        16,100        D  $19.0500                    I  Cheyenne Hldgs Lt
                                                                                                                   d P
Common Stock                                  04/28/03    S        2,500         D  $19.0600                    I  Cheyenne Hldgs Lt
                                                                                                                   d P
Common Stock                                  04/28/03    S        1,100         D  $19.0700                    I  Cheyenne Hldgs Lt
                                                                                                                   d P
Common Stock                                  04/28/03    S        400           D  $19.0800                    I  Cheyenne Hldgs Lt
                                                                                                                   d P
Common Stock                                  04/28/03    S        3,800         D  $19.0900                    I  Cheyenne Hldgs Lt
                                                                                                                   d P
Common Stock                                  04/28/03    S        300           D  $19.1000                    I  Cheyenne Hldgs Lt
                                                                                                                   d P
Common Stock                                  04/28/03    S        2,000         D  $19.1100     12,130,850     I  Cheyenne Hldgs Lt
                                                                                                                   d P
Common Stock                                                                                     400,000        I  Eagle's Wing Foun
                                                                                                                   d.
Common Stock                                                                                     12,291         I  Wm D. Morean Trus
                                                                                                                   t
Common Stock                                                                                     20,239,987     I  Wm E Morean Res T
                                                                                                                   r
Common Stock                                                                                     15,912         I  by Spouse

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1)
Morean Management Company, of which Mr. Morean is President, is the sole general partner of Cheyenne Holdings Limited Partnership.
-
Mr. Morean is a director of Eagle's Wing Foundation, a private charitable foundation, and may be deemed to have shared voting and di spositive power over shares held by the foundation.  Mr. Morean disclaims beneficial ownership of these shares because he has no pec uniary interest therein.
Mr. Morean is trustee of the William D. Morean Trust and has voting and dispositive power over the shares held by such trust.
-
Mr. Morean is a member of a two-person management committee created under the William E. Morean Residual Trust and as such shares vo ting and dispositive power over shares held by the trust.  Mr. Morean and his family members are beneficiaries of the trust.
The re
porting person disclaims beneficial ownership of the securities shown as being held by the reporting person's spouse, and this repor
t shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 o
r for any other purpose.

SIGNATURE OF REPORTING PERSON
/S/ By: Robert L. Paver, Attorney-in-Fact
    For: William D. Morean
DATE 04/30/03